Exhibit 12.1

Ratio of Earnings to Fixed Charges and Preferred Share Dividends

(in thousands of U.S. dollars except ratios)

	Fiscal year ended December 31
	2008	2007	2006	2005	2004	2003

Earnings per Financial Statements	$1,197,065	$2,578,098	$2,305,169	$1,028,241	$1,152,686	$1,482,923
Add (deduct):
Provision for income taxes	370,052	575,475	523,267	272,557	286,443	310,707
Fixed charges	255,704	198,722	199,811	201,885	211,035	205,758

Earnings for Computation	$1,822,821	$3,352,295	$3,028,247	$1,502,683	$1,650,164	$1,999,388

Fixed Charges
Interest Expense	$230,030	$174,870	$175,698	$174,029	$182,984	$177,425
One third of payments under operating leases	25,674	23,852	24,113	27,856	28,051	28,333

Total Fixed Charges	$255,704	$198,722	$199,811	$201,885	$211,035	$205,758

Ratio of Earnings to Fixed Charges	7.1	16.9	15.2	7.4	7.8	9.7

Preferred Share Dividends	$23,921	$44,851	$44,851	$44,850	$44,972	$36,009

Total Fixed Charges and Preferred Share Dividends	$279,625	$243,573	$244,662	$246,735	$256,007	$241,767

Ratio of Earnings to Fixed Charges and Preferred Share Dividends	6.5	13.8	12.4	6.1	6.4	8.3

(1)	The Company recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense (i.e. excluded from interest expense).